UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

Investment Company Act file number:

811-08257

Date examination completed:

December 3, 2015

State Identification number:

CT

Exact name of investment company as

specified in registration statement:

GE INSTITUTIONAL FUNDS

Address of principal executive office

(number, street, city, state, zip code):

1600 SUMMER STREET, STAMFORD, CONNECTICUT 06905

Registrant’s telephone number, including area code: 800-242-0134

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the GE Institutional Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that GE Institutional S&P 500 Index Fund (the Fund), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 25, 2015. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (US) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 25, 2015, and with respect to agreement of security purchases and sales, for the period from August 7, 2015 (the date of our last examination), through September 25, 2015:

•	Obtained a supporting electronic listing of positions as of September 25, 2015, directly from the Depository Trust Company, and reviewed reconciliations for securities for resolutions of exceptions.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

•	Reconciliations between the Fund’s accounting records and the Custodian records as of September 25, 2015, and verification of reconciling items.

•	Agreement of twenty five (25) security purchases and twenty five (25) security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

•	Inspection of the State Street Corporation Global Fund Accounting and Custody Type II SOC I report and the State Street Corporation Information Technology Type II SOC I report as of and for the year ended March 31, 2015, completed by State Street’s Independent Auditors who issued an unqualified opinion.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 25, 2015, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the GE Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts
December 3, 2015

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of one of the portfolios of GE Institutional Funds, the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2 , “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 25, 2015 and from August 7, 2015 (the date of the last examination) through September 25, 2015.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 25, 2015 and from August 7, 2015 (the date of the last examination) through September 25, 2015, with respect to securities reflected in the investment accounts of the Fund.

By:

GE Institutional Funds

/s/ Arthur Jensen
Arthur Jensen, Treasurer